Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year-ended December 31,
	2015	2014	2013	2012	2011
FIXED CHARGES:
Interest expense on deposits	$260,880	$209,793	$211,520	$238,019	$248,711
Interest expense on borrowings(1)	943,445	844,930	570,600	635,739	1,139,488
Accretion of debt premium and issuance expense to the P&L during the period
Portion of rent expense representative of interest	50,953	45,225	42,122	41,774	44,099

Total Fixed Charges including deposit interest	$1,255,278	$1,099,948	$824,242	$915,532	$1,432,298

Total Fixed Charges excluding deposit interest	$994,398	$890,155	$612,722	$677,513	$1,183,587

EARNINGS:
Pretax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(3,737,787)	$4,463,347	$361,552	$26,218	$2,166,525
ADD: Distributed income of equity investees(2)	11,881	7,990	182,113	477,502	—
ADD: Total fixed charges including deposit interest	1,255,278	1,099,948	824,242	915,532	1,432,298

Total earnings (loss) including deposit interest in fixed charges	$(2,470,628)	$5,571,285	$1,367,907	$1,419,252	$3,598,823

Less: Interest Expense on deposits	(260,880)	(209,793)	(211,520)	(238,019)	(248,711)
Total earnings (loss) excluding deposit interest in fixed charges	$(2,731,508)	$5,361,492	$1,156,387	$1,181,233	$3,350,112

RATIOS OR DEFICIENCY:
Earnings/fixed charges Excluding interest on deposits	(2.75)	6.02	1.89	1.74	2.83
Including interest on deposits	(1.97)	5.07	1.66	1.55	2.51
Deficiency in earnings to fixed charges including deposits	$3,725,906	N/A	N/A	N/A	N/A
Deficiency in earnings to fixed charges excluding deposits	$3,725,906	N/A	N/A	N/A	N/A

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs)
(2)	Income was not distributed from Santander Consumer U.S.A. Holdings Inc. to the Company until the second quarter of 2012